Exhibit 3

                          AMENDMENT TO BY-LAWS OF
                     CARPENTER TECHNOLOGY CORPORATION
                     --------------------------------

     By resolution adopted at a duly convened meeting of the Board of Directors of the Company held on December 5, 1996, the Board revised
Section 2.1 of the Company's By-Laws to read as follows:

     2.1  Number, Election and Term of Directors.  The business of the
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     Corporation shall be managed under the direction of the Board, which shall consist of not less than three nor more than seventeen directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board.





































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